January 28, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:        Columbia Laboratories, Inc.
Registration Statement on Form S-3/A
Filed January 21, 2011
File Number 333-169599

Dear Sir or Madam:

Columbia Laboratories, Inc. (the “Company”) hereby requests acceleration of the effective date of the pending registration statement to 4:00 pm, Washington DC time, on Tuesday, February 1, 2011, or as soon thereafter as is practicable. Furthermore, the Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Lawrence A. Gyenes

Lawrence A. Gyenes
Senior Vice President, Chief Financial Officer
and Treasurer

cc:    Adam H. Golden, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022